 Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following Press Release was released on December 20, 2021. A copy of the Press Release and social media posts relating to the business combination are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

I.	Press Release

Heliogen Finalizes $39 Million Award From the U.S. Department of Energy for Deployment of AI-Enabled Concentrated Solar Technology

Integration with Supercritical Carbon Dioxide Power Cycle Expected to Drive Commercial Adoption of Breakthrough Carbon-free Technologies

December 20, 2021 07:00 AM Eastern Standard Time

PASADENA, Calif.--(BUSINESS WIRE)--Heliogen, Inc. (the “Company” or “Heliogen”), a leading provider of AI-enabled concentrated solar power, today announced it has finalized a $39 million award from the U.S. Department of Energy (“DOE”) to deploy the Company’s breakthrough renewable energy technology in California.

The Company will apply the funds received from the DOE towards a commercial-scale facility leveraging its AI-enabled concentrated solar technology. In particular, the DOE funds will support the implementation of Heliogen’s unique concentrated solar technology which couples its AI-powered heliostat field with a supercritical carbon dioxide (sCO2) power cycle. To do this, Heliogen's AI-powered heliostat field will efficiently generate higher temperatures than traditional concentrated solar, enabling the cost-effective integration of a sCO2 power cycle. Steam-based power cycles are typically used in thermal energy plants to convert heat into electricity, but advanced sCO2 cycles will reach higher efficiencies at lower cost with a smaller footprint and reduced water use. With its numerous advanced technologies, the Heliogen system is expected to unlock the production of low-cost, near 24/7 carbon-free electricity, highlighting the potential for concentrated solar technology to power industry and accelerate the clean energy transition in the United States and beyond.

“We’re proud to lead the way for clean energy through the deployment of breakthrough technologies that utilize sunlight to displace fossil fuels,” said Heliogen Founder and CEO, Bill Gross. "The large and ambitious scope of this DOE award adds momentum to deployment of Heliogen’s breakthrough AI-enabled, modular concentrated solar solution for carbon-free energy at scale.”

The DOE’s Solar Energy Technologies Office – which supports projects that are expected to improve the affordability, reliability, and value of solar technologies on the U.S. grid and tackle emerging challenges in the solar industry – previously announced Heliogen’s selection to begin negotiating the award on November 12, 2020.

About Heliogen

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in heavy industry and powering a sustainable future. The company’s AI-enabled, modular concentrated solar technology aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, or green hydrogen fuel at scale – for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

On July 6, 2021, Heliogen entered into a definitive business combination agreement with Athena Technology Acquisition Corp. (NYSE: ATHN). Upon the closing of the business combination, Heliogen will become publicly traded on the New York Stock Exchange under the new ticker symbol “HLGN”. Additional information about the transaction can be viewed here: heliogen.com/investor-center/.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions (“Special Meeting”). The combined proxy statement/prospectus relating to the proposed business combination was mailed to Athena’s stockholders on or about December 6, 2021. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its Special Meeting, because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination were mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

Heliogen Media Contact:

Leo Traub, Antenna Group for Heliogen
heliogen@antennagroup.com
+ 1 646 883 3562

Heliogen Investor Contact

Caldwell Bailey
ICR, Inc.
HeliogenIR@icrinc.com

II.	LinkedIn Post

The linked press release appears above under Section I.

III.	Twitter Post

The linked press release appears above under Section I.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions (“Special Meeting”). The combined proxy statement/prospectus relating to the proposed business combination was mailed to Athena’s stockholders on or about December 6, 2021. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its Special Meeting because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination were mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.